UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2010

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.
(Translation of registrant’s name into English)

17B, Edificio Comercial Rodrigues
599 Avenida Da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_______________________.

Deswell Announces Availability of 2010 Annual Report to Shareholders

MACAO--(BUSINESS WIRE)--August 18, 2010--Deswell Industries, Inc. (Nasdaq: DSWL) today that the Company has furnished hard copy of its 2010 Annual Report to Shareholders, which includes its audited financial statements for its fiscal year ended March 31, 2010, to the United States Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Market ("NASDAQ"). Deswell filed its Annual Report on Form 20-F, which also included its audited financial statements for its fiscal year ended March 31, 2010, with SEC on July 29, 2010.

Under NASDAQ's Marketplace Rules, a NASDAQ listed company may satisfy the requirement to distribute an annual report to shareholders by posting the annual report it furnishes to the SEC on its corporate website and by delivering a hard copy, without charge, to any shareholder who requests it.

Deswell has posted its 2010 Annual Report to Shareholders on its website and it can be accessed electronically at http://www.deswell.com/invest.html.

The Company will deliver a paper copy of its 2010 Annual Report to Shareholders, including its complete audited financial statements, free of charge, to any shareholder within a reasonable time after request. The Company will also deliver a paper copy of its 2010 Annual Report on Form 20-F to any shareholder within a reasonable time after request. To obtain a paper copy of Deswell's 2010 Annual Report to Shareholders or 2010 Annual Report on Form 20-F, written request should be made to Deswell Industries, Inc., 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macau, SAR, PRC. If a shareholder does not expressly specify which of the two annual reports it wishes to obtain, Deswell will provide its 2010 Annual Report to Shareholders.

Annual Meeting of Shareholders

Deswell's 2010 Annual Meeting of Shareholders is scheduled to be held in the Vanderbilt Room of the Hotel Intercontinental Barclay, 111 E. 48th Street, New York City, New York 10017, USA on September 16, 2010 at 2:00 p.m. New York time. The record date for shareholders entitled to vote at Deswell's 2010 Annual Meeting is August 4, 2010. Proxy materials were mailed to Deswell’s shareholders on or about August 16, 2010. Such materials may also be accessed and downloaded from www.icommaterials.com/Deswell.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

CONTACT:
Investor Relations:
Institutional Marketing Services (IMS)
John Nesbett/Jennifer Belodeau
203-972-9200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: August 18, 2010	By:	/s/ Betty Lam
Name: Betty Lam
Title: Chief Financial Officer